T. Rowe Price GNMA Fund

The following disclosure has been revised as shown:

Shareholders will receive at least 60 days’ prior notice of any change in the policy requiring the fund to normally invest at least 80% of total assets in mortgage-backed securities issued by GNMA. For purposes of this requirement, total assets means the fund’s net assets plus any amounts borrowed for investment purposes.